16006248

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
JUL 28 2016
Washington DC
409

SEC FILE NUMBER
8-09698

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 06/01/15 (MM/DD/YY) AND ENDING 05/31/16 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Intercoastal Capital Markets, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

5500 Glades Road, Suite 308
(No. and Street)

Boca Raton (City) Florida (State) 33431 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

John Rogers 561-939-8282
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Salberg & Company, P.A.
(Name – *if individual, state last, first, middle name*)

2295 NW Corporate Blvd., Suite 240 (Address) Boca Raton (City) FL (State) 33431-7328 (Zip Code)

CHECK ONE:

- [✓] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, John Rogers, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Intercoastal Capital Markets, Inc., as of May 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

COO

Title

CLAUDETTE D. WILLIAMS
Notary Public - State of Florida
Commission # FF 898821
My Comm. Expires Jul 13, 2019
Bonded through National Notary Assn.

Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☑ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm

To the Board of Directors and Stockholder of:
Intercoastal Capital Markets, Inc.

We have audited the accompanying financials statements of Intercoastal Capital Markets, Inc. which comprise the statement of financial condition as of May 31, 2016, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934, and the related notes to the financial statements and supplemental information. Intercoastal Capital Markets, Inc.'s management is responsible for these financial statements. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Intercoastal Capital Markets, Inc. as of May 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The information contained in Schedule 1 and Supplementary Note has been subjected to audit procedures performed in conjunction with the audit of Intercoastal Capital Markets, Inc.'s financial statements. The supplemental information is the responsibility of Intercoastal Capital Market Inc.'s management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with Rule 17a-5 of the Securities Exchange Act of 1934. In our opinion, the supplemental information is fairly stated, in all material respects, in relation to the financial statements as a whole.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
July 26, 2016

INTERCOASTAL CAPITAL MARKETS, INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2016

ASSETS

Assets:		
Cash and cash equivalents	$	979,542
Securities owned, at fair value		11,743,929
Due from clearing brokers		554,929
Clearing broker deposits		200,004
Prepaid expenses		16,060
Security deposits		18,128
Fixed assets, net		45,521
Total assets	$	13,558,113

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:		
Compensation payable	$	307,580
Due to clearing brokers, net		5,527,527
Accounts payable and accrued expenses		34,030
Payroll Taxes Payable		51,048
Due to related parties		44,000
Securities sold, not yet purchased, at fair value		543,006
Total liabilities		6,507,191
Commitments (See Note 7)		
Stockholder's equity:		
Common Stock, $1 par value, 500,000 shares authorized, issued and outstanding		500,000
Additional Paid-in-capital		3,801,063
Retained Earnings		2,749,859
Total Stockholder's equity		7,050,922
Total liabilities and stockholder's equity	$	13,558,113

See accompanying notes to financial statements.

INTERCOASTAL CAPITAL MARKETS, INC.
STATEMENT OF INCOME
FOR THE YEAR ENDED MAY 31, 2016

Revenues:		
Commission Income	$	99,317
Proprietary trade gains		9,795,715
Interest and dividend income		711,838
Net unrealized gains on trading securities		118,750
Other		1,569
Total revenues		10,727,189
Expenses:		
Compensation and related expenses		5,310,801
Depreciation expense		12,903
Management Services Fees-related party		4,000
Professional fees		81,274
Clearing charges		172,323
Bond Insurance Costs		551,524
Office occupancy		184,627
Communications and data processing		508,182
Regulatory fees		52,108
Interest Expense		293,773
Other expenses		118,382
Total expenses		7,289,897
Net income	$	3,437,292

See accompanying notes to financial statements.

INTERCOASTAL CAPITAL MARKETS, INC.
STATEMENT OF CHANGES IN STOCKHOLDER'S EQUITY
FOR THE YEAR ENDED MAY 31, 2016

	Common Stock Shares	Common Stock	Additional Paid in Capital	Retained Earnings	Total Stockholder Equity
Balance as of May 31, 2015	500,000	$ 500,000	$ 2,301,063	$ 1,199,617	$ 4,000,680
Stockholder contributions	-	-	1,500,000	-	1,500,000
Net income	-	-	-	3,437,292	3,437,292
Stockholder distributions	-	-	-	(1,887,050)	(1,887,050)
Balance as of May 31, 2016	500,000	$ 500,000	$ 3,801,063	$ 2,749,859	$ 7,050,922

See accompanying notes to financial statements.

INTERCOASTAL CAPITAL MARKETS, INC.
STATEMENT OF CASH FLOWS
FOR THE YEAR ENDED MAY 31, 2016

		2016
Cash flows from operating activities:		
Net income	$	3,437,292
Adjustments to reconcile net income to net cash provided by (used in) operating activities		
Unrealized gain on trading securities		(118,750)
Depreciation		12,903
Changes in operating assets and liabilities:		
Securities owned, at fair value		1,714,700
Due from clearing brokers		242,043
Prepaid expenses		(16,060)
Due to parent company		(229,660)
Compensation payable		(40,025)
Due to clearing brokers		(1,594,170)
Securities sold, not yet purchased, at fair value		(2,331,545)
Accounts payable and accrued expenses		(69,389)
Net cash provided by operating activities		1,007,339
Cash flows from investing activities		
Purchases of property and equipment		(2,631)
Proceeds from repayment of officer loan		10,000
Net cash provided by investing activities		7,369
Cash flows from financing activities:		
Stockholder contributions		1,500,000
Stockholders distributions		(1,887,050)
Net change in cash used in financing activities		(387,050)
Net change in cash		627,658
Cash, beginning of year		351,884
Cash, end of year	$	979,542
Supplemental Disclosure of Cash Flow Information:		
Cash paid during year for interest	$	293,773

See accompanying notes to financial statements.

NOTE 1 – DESCRIPTION OF ORGANIZATION

Intercoastal Capital Markets, Inc. (the "Company") was incorporated in the District of Columbia on July 26, 1960 under the name Bellamah, Neuhauser & Barrett, Inc. The Company is a broker-dealer, registered with the Financial Industry Regulatory Authority ("FINRA"). In September 2012, the Company registered in Florida as a foreign corporation after a corporate reorganization, and changed its name to Intercoastal Capital Markets, Inc. The Company is wholly owned by Trifecta Holdings, LLC. The Company's present operations primarily include the proprietary trading of securitized products and certificates of deposit. All securities transactions are cleared through non-affiliated clearing firms on a fully disclosed basis.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Accounting
The accompanying financial statements have been prepared pursuant to Rule 17a-5 of the Securities and Exchange Commission Act of 1934. The classification and reporting of items appearing on the financial statements are consistent with that rule. The Company claims exemption from the requirements of Rule 15c3-3 under Section (K)(2)(ii) of the rule, and consequently does not carry securities accounts for customers nor does it perform custodial functions related to their securities.

Use of Estimates
The preparation of financial statements in conformity with general accepted accounting principles requires management to make estimates and assumptions. This will affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and reported amounts of revenues and expenses during the reported period. Actual results could differ from these estimates.

Cash and Cash Equivalents
The Company considers all amounts on deposit that are subject to withdrawal on demand as cash or cash equivalents. At May 31, 2016, all cash was on deposit in banks and at the clearing houses. Periodically, the amount on deposit exceeds the FDIC insurance limits. However, the Company does not believe that this presents any risk of loss.

Securities Transactions
The Company is engaged mostly in the proprietary trading of equity securities, asset-backed securities and bonds through securities clearing firms, and a minimal amount of retail accounts of family and friends. Proprietary securities transactions are recorded on the trade date as if they had settled on that date.

The Company does not render investment advice, nor does it hold itself out as a broker-dealer to the public through advertising or otherwise. The Company has a minimal amount of retail customers and does not hold the securities of others or extend or arrange for the extension of credit in connection with the sale of securities.

Fixed Assets
Fixed assets are stated at cost. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, which range from 3 to 7 years.

SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES-, CONTINUED

Income Taxes
The Company has elected to be treated as an "S" Corporation, under the Provisions of the Internal Revenue Code (the "Code"), for federal income tax purposes and therefore is not subject to federal income tax. Generally, an "S" Corporation is not subject to income taxes but rather, items of income, loss, deduction and credit pass through to stockholders in determining their individual income tax liability.

In the unlikely event an uncertain tax position existed in which the Company could incur corporate income taxes, management would evaluate whether there is a probability that the uncertain tax position taken would be sustained upon examination by a taxing authority. Reserves for uncertain tax positions would then be recorded if management determined it is probable either a position would not be sustained upon examination or if a payment would have to be made to a taxing authority and the amount was reasonably estimable. As of May 31, 2016, the Company does not believe it has any uncertain tax positions which would result in the Company having a liability to a taxing authority. As of May 31, 2016 the tax years since 2013 remain open for audit.

Defined Contribution Plan
The company provides a contributory 401K plan for its employees. For the fiscal year ended May 31, 2016 the company's contribution to the plan was allocated to 3% on the first $100,000 dollars for each person's payroll and then 1.5% for the balance of the payroll. The Company contributed approximately $25,000 to the plan for the year ended May 31, 2016.

NOTE 3 – NET CAPITAL REQUIREMENT

The Company, as a registered broker-dealer and as a member of FINRA, must comply with the Net Capital rule of the Securities and Exchange Commission. The Company has a capital requirement which is calculated as the greater of $100,000 or 6 2/3% of aggregate indebtedness. The Company had net capital as computed under Rule 15c3-1 of $6,377,969, which is above the $397,612 net capital amount required to be maintained at May 31, 2016. The Company's ratio of aggregate indebtedness to net capital computed in accordance with Rule 15c3-1 was .9351 to 1.

NOTE 4 – FAIR VALUE OF FINANCIAL INSTRUMENTS

The Company measures the financial assets in three levels, based on the markets in which the assets and liabilities are traded and the reliability of the assumptions used to determine fair value. These levels are:

- Level 1 – Valuations for assets and liabilities traded in active exchange markets, or interest in open-end mutual funds that allow a company to sell its ownership interest back at net asset value ("NAV") on a daily basis. Valuations are obtained from readily available pricing sources for market transactions involving identical assets, liabilities or funds.

- Level 2 – Valuations for assets and liabilities traded in less active dealer, or broker markets, such as quoted prices for similar assets or liabilities or quoted prices in markets that are not active. Level 2 includes U.S. Treasury, U.S. government and agency debt securities, and mortgage-backed securities. Valuations are usually obtained from third party pricing services for identical or comparable assets or liabilities.

- Level 3 – Valuations for assets and liabilities that are derived from other valuation methodologies, such as option pricing models, discounted cash flow models and similar techniques, and not based on market exchange, dealer, or broker traded transactions. Level 3 valuations incorporate certain assumptions and projections in determining the fair value assigned to such assets or liabilities.

Fair Value of Financial Instruments – continued

The availability of observable inputs can vary from instrument to instrument and in certain cases, the inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, an instrument's level within the fair value hierarchy is based on the lowest level of input that is significant to the fair value measurement. The Company's assessment of the significance of a particular input to the fair value measurement of an instrument requires judgment and consideration of factors specific to the instrument.
The following table shows the Company's financial instruments adjusted cost, gross unrealized gains and fair value by significant investment category as of May 31, 2016:

	Adjusted Cost	Unrealized Gains (Loss)	Fair Value Level 2
Assets			
Securities owned			
Mortgage backed securities	$ 164,063	$ 7,181	$ 171,244
Corporate Bonds	4,841,987	11,766	4,853,753
Municipal Bonds	6,702,740	16,192	6,718,932
Totals	$ 11,708,790	$ 35,139	$ 11,743,929
Liabilities			
Securities sold, not yet purchased			
U.S Treasury Securities	$ 203,559	$ 3,675	$ 207,234
Municipal Bonds	337,440	(1,668)	335,772
Totals	$ 540,999	$ 2,007	$ 543,006

NOTE 5 – FIXED ASSETS

Fixed assets consist of computer equipment and furniture and fixtures with the following balances at May 31, 2016:

Computer equipment	$ 22,679
Furniture and Fixtures	58,159
Less: Accumulated depreciation	(35,317)
Fixed Assets, net	$ 45,521

Depreciation expense for the year ended May 31, 2016 was $12,903.

NOTE 6- DUE TO CLEARING BROKERS, NET

Amounts due to clearing brokers, net at May 31, 2016 consist of the following:

Payable to clearing brokers	$ 11,167,790
Less: deposits for securities borrowed/loaned	5,640,263
Due to clearing brokers, net	$ 5,527,527

The interest rate charged is as below:

- Sterne Agee – Cost of funds + 200 BP, 5.25% until November 2015 and 5.5% thereafter
- Hilton / SW – Broker call + 150 BP, 3.5% until November 2015 and 3.75% thereafter

NOTE 7 – COMMITMENTS

Clearing agreements

The Company maintains a Fully Disclosed Clearing Agreement (the "Agreement") with Sterne, Agee & Leach, Inc. The Agreement is effective through June 19, 2016, and early termination fees apply, including the monthly fees due on the remaining Agreement.

The Company maintains a Fully Disclosed Clearing Agreement (the "Agreement") with Hilltop Securities, Inc. f/k/a Southwest Securities, Inc. The Agreement is effective through April 30, 2016, and early termination costs apply, including reasonable expenses incurred by Clearing Firm to convert Introducing Firm's Customer Accounts.

Currently, the company is on a month to month basis with both clearing houses and is in negotiations.

Office Lease Obligations

The company has two lease commitments, a Boca Raton Florida office and a Summit New Jersey office.

In September 2014, the Company entered into a lease in Summit, New Jersey for approximately 2017 square feet. This lease term is three years, commencing October 15, 2014 and calls for monthly rent of $5,043. A security deposit of $ 15,128 was required. The future minimum lease payments related to the lease obligations are as follows:

Year Ended:	
May 31, 2017	$ 60,510
May 31, 2018	25,215
Total	$ 85,725

In June 2013, the Company entered into a lease in Boca Raton, Florida for approximately 2961 square feet. This lease term was for two years and calls for monthly payments of $5,372 through May 15 2014, and then a five (5) percent increase each year to termination of the lease. In March 2014, the company amended the lease to include additional office space. The base rent for the new addition from October 2014 through February 2016 was $ 4,293. The final increase to the end of the lease in February 2016 was $4,503 Utilities and CAM services, as calculated by the landlord which is based upon the 2,961 rentable square footage, shall be the firm's responsibility. The firm is now paying rent of $ 8,827 a month on a month to month basis as a new lease is in negotiations.

Rent expense, including CAM and other miscellaneous charge sunder both leases, for the year ended May 31, 2016 was $180,966.

NOTE 8 – RELATED PARTY TRANSACTIONS

The Company paid management services fees in the amount of $4,000 to the members of Trifecta Holdings, LLC (the Parent Company) under the terms of an informal agreement between the Company and the members of the Parent Company. The management services fees are included in the accompanying statement of income.

NOTE 8 – RELATED PARTY TRANSACTIONS (CONTINUED)

A distribution to the Parent Company of $41,000 is payable at May 31, 2016 based on the profits for May 2016.

An owner of the parent company, David Bird, is owed $3,000 for payment of the Security Deposit on behalf of the company, for the Boca Raton office.

NOTE 9 – CONCENTRATION OF CREDIT RISK

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

The Company's marketable securities are held in accounts at two clearing brokerage firms. Each brokerage firm account is covered for only custody protection by SIPC for up to $500,000 per clearing firm.

At May 31, 2016, cash in banks and at the clearing firms exceeded the federally insured limits by $741,668.

At May 31, 2016, $ 533,204 of trading income was due from one clearing broker.

NOTE 10 – SUBSEQUENT EVENTS

Date of Management's Review
Management has evaluated subsequent events through July 26, 2016, the date on which the financial statements were available to be issued. No events have occurred since the balance sheet date that would have material impact on the financial statements.

SUPPLEMENTARY INFORMATION

INTERCOASTAL CAPITAL MARKETS, INC.
SCHEDULE I – COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1
OF THE SECURITES AND EXCHANGE COMMISSION
MAY 31, 2016

Net capital:		
Total stockholder's equity	$	7,050,922
Non-allowable assets:		
Furnishings & equipment		45,521
Prepaid Expenses		16,060
Deposits		18,128
Total non-allowable assets		79,709
Haircuts on securities		(593,244)
Total net capital		6,377,969
Minimum net capital required - 6 2/3% of aggregate indebtedness or $100,000 whichever is greater		397,612
Excess net capital		5,980,357
Aggregate indebtedness		5,964,185
Ratio of aggregate indebtedness to net capital		93.51%
Reconciliation		
Net Capital, per unaudited May 31, 2016 Focus report, as filed	$	6,367,781
Net audited adjustments		10,122
Change in undue concentrations included in haircuts, due to audit adjustments		66
Net capital, per May 31, 2016 audited report, as filed	$	6,377,969

Intercoastal Capital Markets, Inc. is claiming exemption under the provisions of SEC Rule 15c3-3(k)(2)(ii). Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3

B) Information Relating to the Possession or Control Requirements under Rule 15c3-3

SALBERG & COMPANY, P.A.
Certified Public Accountants and Consultants

Report of Independent Registered Public Accounting Firm
on Rule 15c3-3 Exemption Report

To the Board of Directors and Stockholder of:
Intercoastal Capital Markets, Inc.

We have reviewed management's statements, included in the accompanying *Exemption Report*, in which (1) Intercoastal Capital Markets, Inc. identified the following provisions of 17 C.F.R. § 15c3-3(k) under which Intercoastal Capital Markets, Inc. claimed an exemption from 17 C.F.R. § 240.15c3-3: (k)(2)(ii) (the "exemption provisions") and (2) Intercoastal Capital Markets, Inc. stated that Intercoastal Capital Markets, Inc. met the identified exemption provisions throughout the most recent fiscal year without exception. Intercoastal Capital Markets, Inc.'s management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about Intercoastal Capital Markets, Inc.'s compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(2)(ii) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Salberg & Company, P.A.

SALBERG & COMPANY, P.A.
Boca Raton, Florida
July 26, 2016

2295 NW Corporate Blvd., Suite 240 • Boca Raton, FL 33431-7328
Phone: (561) 995-8270 • Toll Free: (866) CPA-8500 • Fax: (561) 995-1920
www.salbergco.com • info@salbergco.com

INTERCOASTAL CAPITAL MARKETS, INC.
MEMBER: FINRA, MSRB, SIPC

June 10, 2016

Exemption Report

RE: Intercoastal Capital Markets, Inc. – Fiscal Year End May 31, 2016 Certified Audit

Intercoastal Capital Markets, Inc. is operating under the (k)(2)(ii) exemption of SEC Rule 15c3-3, "Customer Protection-Reserves and Custody of Securities". The broker dealer does not hold customer securities or take in any customer funds; therefore to best of my knowledge and belief the company has met the identified exemption provisions in 240.15c3-3(k) throughout the most recent fiscal year, without exception, and qualify for the exemption under the rule.

X

John Rogers
President

Intercoastal Capital Markets, Inc. MEMBER FINRA, MSRB, SIPC
5550 Glades Road Suite 308 Boca Raton, FL 33431 561-939-8282 FAX 561-939-8292
426 Springfield Avenue, 2nd Fl., Summit, NJ 07901 908-200-2311 FAX 908-200-2312

INTERCOASTAL CAPITAL MARKETS, INC.

FINANCIAL STATEMENTS

MAY 31, 2016

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